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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                November 21, 2002


                                  BUNGE LIMITED
                 (Translation of registrant's name into English)


                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)


      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F  X    Form 40-F
                                 ------           ------

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes          No   X
                                ------      ------



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     On October 15, 2002 Bunge Limited completed the acquisition of a 54.69%
controlling interest in Cereol S.A.. In connection with this acquisition, Bunge Limited is submitting financial statements and supplemental financial statements relating to Cereol S.A. as Exhibits to this Form 6-K.




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                                    EXHIBITS


Exhibit 1 English translation of French press release dated November 20, 2002 announcing limited information for Cereol S.A. for the nine months ended September 30, 2002

Exhibit 2 Preparation of Cereol S.A. and its consolidated subsidiaries' Financial Statements under U.S. GAAP

Exhibit 3 Cereol S.A. and Subsidiaries audited consolidated financial statements for the year ended December 31, 2001

Exhibit 4 Cereol S.A. and Subsidiaries unaudited half year consolidated condensed financial statements for the six months ended
                  June 30, 2002




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                                   SIGNATURES



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: November 21, 2002                  Bunge Limited



                                         By: /s/ William M. Wells
                                             --------------------------------
                                             William M. Wells
                                             Chief Financial Officer